SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Oil and Natural Gas Production in January

Petrobras reaches new monthly records in the pre-salt oil production

Rio de Janeiro, February 13, 2015 – Petróleo Brasileiro S.A. – Petrobras announces that its total domestic oil and natural gas production in January 2015 was 2,661 thousand barrels of oil equivalent per day (boed), averaging about the same as December of last year (2,675 thousand boed).

The total domestic oil and natural gas production operated by Petrobras, including the share operated for its partner companies, was 2,910 thousand boed, averaging about the same as December 2014 (2,917 thousand boed).

Petrobras’s domestic oil production fell by 0.9% from December’s production of 2,212 thousand bpd to 2,192 thousand bpd in January, while domestic oil production operated by Petrobras, including the share operated for its partner companies, fell by 0.7% from 2,386 thousand bpd in the previous month to 2,370 thousand bpd in January.

The slight drop in production seen in January is primarily due to the operations shutdown of FPSO Marlim Sul, in Marlim Sul field, Campos Basin, and the completion of the extended well test in Berbigão field, Santos Basin, by FPSO Dynamic Producer.

New wells in production

The demobilization of the two FPSOs that took place in January was offset by a rise in output from the start-up of new wells on FPSO Mangaratiba, in Lula field, Santos Basin, and on platforms P-52 and P-62, in Roncador field, Campos Basin. Seven new offshore wells began operating in the Campos and Santos basins in January, including two producing and five injection wells.

According to company plans, there were maintenance stoppages in some platforms in January. Most notably, platforms P-57 and P-58, in Jubarte, Baleia Franca and Baleia Azul fields, Campos Basin. Both units have already resumed production.

www.petrobras.com.br/ri

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission.

New pre-salt record

In January, Petrobras set a new monthly oil production record of 669 thousand bpd for the Campos and Santos Basins pre-salt, including the share operated for its partner companies, up 0.5% from December’s record output of 666 thousand bpd. This output does not include the natural gas volume. This production represents approximately 28% of the oil production operated by Petrobras in Brazil.

Constantly improving operational efficiency

The Operational Efficiency Improvement Program (Proef) continues to produce excellent outcomes: it was responsible for an efficiency gain of over 134.9 thousand bpd at the existing Operations Units of Rio, Campos Basin, Espírito Santo and Santos.

Record in natural gas production

In January, Petrobras’s domestic natural gas production, excluding the liquefied volume, rose by 1.4% from December’s production to 75,559 thousand m3 /day, setting a new historic record.

Non-liquefied natural gas production operated by Petrobras, including the share of its partner companies, rose by 1.7% in January from the production in the previous month, also setting a new historic record of 85,999 thousand m3 /day.

Production abroad in January is 183.8 thousand barrels of oil equivalent

In January, 183.8 thousand barrels of oil equivalent per day (boed) were produced abroad, down 2.2% from the previous month’s production of 187.9 thousand boed.

Oil production in January averaged 97.6 thousand barrels of oil per day (bpd), down 1.9% from the production of 99.5 thousand bpd produced in the previous month mainly because of lower output at the Agbami field, Nigeria.

www.petrobras.com.br/ri

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission.

Natural gas production abroad averaged 14,646 thousand m³/d, down 2.5% from the volume of 15,022 thousand m³/d produced in December. This drop was led by a lower output at the Sábalo field, in the San Antonio block, Bolivia, due to already completed maintenance interventions on well SBL-X1.

Production reported to the ANP

The total production reported to Brazil’s National Petroleum, Natural Gas and Biofuels Agency (ANP) as of January 2015 was 11,180,273 m³ of oil and 2,796,573 thousand m³ of gas. This production corresponds to the total production of the concessions where Petrobras is the operator. It does not include shale, NGL (natural gas liquid) and third parties’ production where Petrobras is not the operator.

www.petrobras.com.br/ri

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.